Exhibit 99.1

Skycorp Solar Group Announces Results of Extraordinary General Meeting

Ningbo, China, August 21, 2025 (GLOBE NEWSWIRE) – Skycorp Solar Group Limited (“Skycorp” or the “Company”) (NASDAQ: PN), a solar PV product provider engaged in the manufacture and sale of solar cables and solar connectors, today announced the results of an extraordinary general meeting (the “EGM”) held at Room 303, Block B, No.188 Jinghua Road, Yinzhou District, Ningbo City, Zhejiang Province, China 315048 on August 11, 2025 at 9:00 a.m. on August 11, 2025, Beijing/Hong Kong Time.

At the EGM, shareholders of the Company passed the following resolution:

(i)	that the Company increase, amend and reclassify its authorised share capital with immediate effect by undertaking the following steps:

(a).	increase the number of shares which it is authorised to issue from 500,000,000 to 1,000,000,000 ordinary shares of par value US$0.0001 each (the Authorised Share Capital Increase);

(b).	following the Authorised Share Capital Increase, 750,000,000 of the authorised ordinary shares of par value of US$0.0001 each (including all of the existing issued ordinary shares) in the Company will be re-designated and re-classified as 750,000,000 class A ordinary shares of par value US$0.0001 each (the Class A Ordinary Shares), where the rights of the existing ordinary shares shall be the same as the Class A Ordinary Shares;

(c).	110,000,000 authorised but unissued ordinary shares of par value of US$0.0001 each in the Company will be cancelled and a new class of shares comprising of 110,000,000 class B ordinary shares of par value US$0.0001 each (the Class B Ordinary Shares), which will be entitled to thirty-five (35) votes per share, will be created; and

(d).	140,000,000 authorised but unissued ordinary shares of par value of US$0.0001 each in the Company will be cancelled and a new series of shares comprising of 140,000,000 preferred shares of par value US$0.0001 each (the Preferred Shares), will be created, such that the authorised share capital of the Company shall become US$100,000 divided into (a) 750,000,000 class A ordinary shares of a par value of US$0.0001 each, (b) 110,000,000 class B ordinary shares of a par value of US$0.0001 each and (c) 140,000,000 Preferred Shares of a par value of US$0.0001 each (the Share Capital Reorganisation).

(ii)	that that subject to the Share Capital Reorganisation and the Authorised Share Capital Increase taking effect, the fourth amended and restated memorandum and articles of association of the Company, the form of which is attached to the notice of Meeting as Appendix 1 (the Fourth Restated MAA), be adopted in its entirety and in substitution for and to the exclusion of the existing memorandum and articles of association of the Company with effect from the date the Authorised Share Capital Increase takes effect; and

(iii)

that subject to the Share Capital Reorganisation, the Increase of Authorised Share Capital and the Fourth Restated MAA taking effect, the Company repurchase 13,025,000 class A ordinary shares held by Skyline Tech Limited (Skyline), all of which are fully paid shares, in consideration of and out of the proceeds of the Company's new issuance of 13,025,000 class B ordinary shares to Skyline (the Share Repurchase and Issue).

such that, as a result of the Share Repurchase and Issue, Skyline would control 97.0% of the votes of the Company.

The Class A Ordinary Shares will continue trading under the symbol “PN” and under the ordinary CUSIP Number of G8221K112.

About Skycorp Solar Group Limited

Skycorp Solar Group Limited is a solar photovoltaic (PV) product provider focused on manufacturing and selling solar cables and connectors. Our operations are managed through our subsidiaries, including Ningbo Skycorp Solar Co., Ltd., in China.

The Company’s mission is to become a green energy solutions provider by utilizing solar power and delivering eco-friendly solar PV products. By leveraging the Company’s expertise in solar technologies and relationships with worldwide clients, it aims to expand offerings of solar PV products and energy solutions for enterprise customers. For more information, please visit: https://ir.skycorp.com/.

Forward-looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Skycorp Solar Group Limited

Cathy Li

Investor Relations

Email: ir@skycorp.com

Tel: +86 185 0252 9641 (CN)

WFS Investor Relations Inc.

Connie Kang

Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)